

September 19, 2013

Via E-Mail
Mr. Larry D. Pinkston
Unit Corporation
President and Chief Executive Officer
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136

> **Re: Unit Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 1-09260**

Dear Mr. Pinkston:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2012

Business, page 1

Oil and Natural Gas, page 6

Description and Location of Our Core Operations, page 7

West division

1.   You disclose net and gross quantities of "potential reserves". Explain your basis for concluding that disclosure of these quantities in your 10-K is permissible. See Instruction to Item 1202 of Regulation S-K.

Central division

2.   We note your disclosure under this section of a "reserve range" and "calculated rate of return" for "the typical Mississippian well". Explain to us you believe this disclosure is permissible in your 10-K. As part of your response, explain whether the quantities disclosed represent reserves, as defined in Rule 4-10(a) of Regulation S-X. Also, explain whether this "typical well" is an actual, identified well or rather a theoretical well. See Instruction to Item 1202 of Regulation S-K.

Proved Undeveloped Reserves, page 15

3.   Your disclosure under this section includes quantities of proved undeveloped reserves converted to proved developed reserves during 2012. Tell us whether there were any other material changes to your proved undeveloped reserves during the year. As part of your response, provide us with a reconciliation of beginning and ending proved undeveloped reserves. See Item 1203(b) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant